August 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Color Star Technology Co., Ltd.
Withdrawal	of Registration Statement on Form F-1
File	No. 333-257294

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), Color Star Technology Co., Ltd. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form F-1 (File No. 333-257294) initially filed on June 22, 2021 and all exhibits thereto (the “Registration Statement”).

The Registrant is hereby requesting such withdrawal due to alternative listing plan of the Registrant and its decision not to proceed with the initial public offering contemplated by the Registration Statement.

The Registrant hereby confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement.

Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Accordingly, the Registrant hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission.

If you have any questions or comments regarding this request for withdrawal, please contact the undersigned at (212) 220-3967 or Mengyi “Jason” Ye of the Registrant’s outside legal counsel, Ortoli Rosenstadt LLP, at (212) 588-0022.

Best regards,

/s/ Basil Wilson
Basil Wilson
Chief Executive Officer